Greenfield Community Solar

Regulation Crowdfunding Form C

Offering Statement

Plankton Energy LLC – Construction

Target Offering Amount: $634,325

Maximum Offering Amount: $792,575

Interest Rate per Year: 8.5%

Maturity Date: 10/01/2027

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

- A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize Platform https://climatize.earth/.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform https://climatize.earth/.

Investors should rely only on the information contained in this Form C when considering an investment. The Company has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of securities. The Company's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreement(s) or document(s) included herein are summaries only, and as such, may be selective and incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

Requirements for Filing Form C

Plankton Energy LLC., a Limited Liability Company (the "Company", "Issuer") organized on 2018-06-11 (the "Company") with its principal place of business at 155 Water Street, Brooklyn, New York, 11201 and its website address https://www.planktonenergy.com/ has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon Plankton Energy LLC's representations. Plankton Energy LLC hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes. Plankton Energy LLC understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This Agreement will be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: **2025-07-21**

Daniel Giuffrida

Dan Giuffrida
CEO
Plankton Energy LLC

Intentional misstatements or omissions of facts constitute
federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Plankton Energy LLC. ("Plankton Energy LLC").

About Plankton Energy LLC

Plankton Energy is dedicated to generating both economic and environmental benefits for its clients through the development of commercial solar energy systems. With a firm emphasis on sustainability, the company seeks to enhance property net operating income by providing renewable energy solutions that cater to the distinct requirements of each client.

Our mission is to democratize access to and participation in the clean energy economy. We leverage the built environment to develop commercial solar energy systems. Plankton understands that not all real estate ownership structures are the same and require an individual approach to deploying solar. Employing our financial structuring and solar development expertise, we determine a portfolio-wide strategy to maximize our client's environmental and financial benefit.

Owning solar is not conducive for every client, so Plankton mobilizes capital from its impact-driven investment fund, Plankton-Gratitude Yield Co. LP, to own and operate solar projects. Regardless of ownership of the solar system, Plankton is a long-term partner with its clients, providing operations and maintenance services on every system.

Founded by industry experts in 2018, Plankton's team comprises individuals with backgrounds in project development, engineering, construction, and finance. The team has developed over a Gigawatt of clean energy projects throughout their careers.

About the Offering

295 kW Community solar projects in Greenfield, MA. The project participates in the Massachusetts SMART community solar program and will consist of domestic content.

The Offering

Purpose of the Offering

Plankton Energy LLC's offering aims to raise Construction.

Use of Proceeds

The Company is seeking to raise $634,325 ("Target Offering Amount") to $792,575 ("Maximum Offering Amount").

Please note Target Offering Amount is often referred to as *Goal Offering* and the Maximum Offering Amount is referred to as *Maximum Offering*.

	Target Offering Amount Sold	Maximum Offering Amount Sold
Net Proceeds	$600,000.00	$750,000.00
Origination	$30,000.00	$37,500.00
Servicing	$3,000.00	$3,750.00
Other Expenses	$1,325.00	$1,325.00
Total	$634,325.00	$792,575.00

Use of Net Proceeds: Projects
Funds will be used to construct the system

Use of Net Proceeds: Legal & Accounting
Plankton Energy LLC covers any legal, accounting, and insurance costs.

Financing
500 bps of the actual Offering Amount raised, payable in full on the Funding Date with an annual servicing fee of 50 bps of the actual Offering Amount, for the Term of the Loan. Other filing fees or third party fees may apply.

Directors, Officers, and Employees

The term officer means a president, vice president, secretary, treasurer, or principal financial officer, controller, or principal accounting officer, and any person routinely performing similar functions.

Daniel Giuffrida

Principal Occupation: Founder & CEO

Employer: Plankton Energy

Employer's Principal Business: Plankton Energy is a turnkey commercial and community solar development firm that designs, finances, constructs, owns, and operates distributed solar projects—serving real estate owners, REITs, schools, and non-profits to reduce energy costs and boost sustainability

Business Experience: Dan leads project development and corporate strategy. He also serves as a Professor at Columbia University's Earth Institute, teaching solar project development. Prior to founding Plankton Energy in 2018, he was Vice President at Safari Energy, managing the financing and development of over 100 MW of distributed solar projects. Earlier, he worked in social venture investing in India and Bhutan, and began his career in investment banking at Bank of America Merrill Lynch, focusing on power, utilities, and renewables. Dan holds an MS in Sustainability Management from Columbia University and a BA (cum laude, honors in Economics) from Wake Forest University.

Nikhil Mittal

Principal Occupation: Partner

Employer: Plankton Energy

Employer's Principal Business: Plankton Energy develops commercial and community solar systems across the U.S., delivering clean energy solutions with bespoke financing, engineering, and asset management support

Business Experience: Nik oversees transaction structuring and strategic initiatives to expand Plankton's platform. He is a founding partner of Molecule Ventures LLC, an environmental markets investment firm, and serves on the Board of Directors of JetBlue Airways (Audit, Finance, and ESG committees). From 2006 to 2017, he was at JANA Partners, where he co-managed public equities and led special situation investments. He also served as Senior Fellow at the Environmental Defense Fund. Nik earned a JD/MBA from NYU School of Law & Stern School of Business (Stern Scholar) and a BA in Economics with honors from UNC–Chapel Hill. He also holds a Certification in Sustainable Finance from Columbia University.

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Full Name	Type	Ownership	Title
Dan Giuffrida	Stock	72.5%	Managing Member Class B
Nikhil Mittal	Stock	27.5%	Member Class A

Current Employees

How many employees does your company currently have? 2.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms Plankton Energy LLC intends to offer (the "Offering").

Security

- Construction
- Target Offering Amount: $634,325
- Maximum Offering Amount: $792,575
- 8.5% Annual Interest Rate
- Offering Period: 07/21/2025 to 10/19/2025 ("Issuance Date") (90 days).
- Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends on the date that is 24 months from the Issuance Date (the "Maturity Date").

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Construction

Summary Description	A delayed draw revolving facility ("Loan"), not to exceed the Maximum Offering Amount, to finance the development and construction of the Greenfield Community Solar project.
Project	Greenfield Community Solar
Construction Loan	The Loan term is a 12-month period following the date that Climatize successfully completes the capital raise ("Funding Date") in which distributions shall be made in accordance with a Draw Schedule, by request of the Issuer, or by mutual agreement of the parties.
Repayment	The Loan is an up to 12 month long term during which the Borrower shall make quarterly interest-only payments each January 1, April 1, July 1, and October 1 following the Funding Date. All unpaid accrued and unpaid interest and principal will be due and payable at the Loan Maturity Date.
Security	A lien on all project assets for the funded project, provided the Security will secure all of the obligations owed to Lender, pledge of the Issuer and/or Borrowers' applicable accounts and, as applicable, consents and assignments of certain key project documents as may be required (e.g. PPA, EPC, Site Lease, and O&M) and applicable leasehold mortgages. Pledge of any applicable rebate, grant, tax credit, and/or incentive, as applicable.

Collateral	1. All project equipment. 2. All contracts for operation of the project. 3. Any applicable leasehold mortgage associated with the project. 4. All equity owned by Issuer, Borrower and/or Borrower parent, as applicable, with respect to the project.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Borrower. "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Borrower; (ii) a change in more than fifty percent (50%) of the effective voting power of the Borrower; or (iii) any merger or reorganization of the Borrower, except a merger in which those in control of the Borrower retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Default

Event of Default. An event of default, excluding those caused by a force majeure event, includes, but is not limited to, the following:
1. If Borrower fails to pay any amount when due to Lender when due.
2. If Borrower fails to fulfill any material obligation or responsibility.
3. If a case is commenced by or against a Borrower under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (provided that in the case of any involuntary proceeding, it shall constitute a default only if such proceeding continues in excess of sixty (60) days following filing).
4. If any material representation, warranty, or document is demonstrated to be false and/or misleading at the time given.

Notice of Default. As soon as possible and in any event within five (5) days after the occurrence of each default or any event, development, or occurrence reasonably likely to have a material adverse effect, a statement from the Borrower setting forth the details of such default or event, development or occurrence and the action of the Borrower has taken and proposes to take as a result of the default.

Remedies. Any default is subject to a thirty (30) day cure period, following receipt of notice of default from the Borrower. In addition to any remedies available at law or in equity, if Borrower is more than thirty (30) days late in making any payment, Lender may declare that the entire balance of unpaid principal is due immediately, together with the interest that has accrued.

Alternatively, if the Borrower is more than thirty (30) days late in making any payment, the Lender may elect to impose a Cash Trap Event that shall remain in effect for three (3) months. During a Cash Trap Event, no excess cash distributions will be made to the Sponsor or its affiliates and Lender shall have the ability to apply excess cash to prepay the outstanding principal balance on the Loan, at its discretion. For clarity, though, any excess cash utilized will be in accordance with the Payment Waterfall.

Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments due to the Issuer's growth or income.

However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore, the securities would be paid before any payments related to an equity interest. However, depending on how much cash the borrower has, the holders may not be repaid in full.

Limitations on Voting Rights

The holders are not enCEOd to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

Modification and Termination

The terms of the security cannot be modified solely by the Issuer once the securities are issued to investors. Per Regulation Crowdfunding, the terms of the security could be modified by the Issuer during the raising process, but that would be considered a material change and require investor reconfirmation. The Issuer cannot modify the terms once the Offering has Closed (Close Date). See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Under Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one year beginning when the securities were issued unless such securities are issued to:

- The issuer
- An accredited investor[1]
- As part of an offering registered with the U.S Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[2], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate ownership records among other material items.

Valuation Methodology

The securities are Debt Notes and are, therefore, valued based on their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities reflects general market terms for similar securities.

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[2] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Past Exempt Offerings

Have you raised funds using Reg CF or Reg D? No.

Financial Condition

Financial Condition of the Issuer and Financial Statements

The financial statements in Appendix 3 were prepared in accordance with U.S. generally accepted accounting principles and have been reviewed by an independent CPA firm in accordance with AICPA standards. No material modifications were noted.

Financial Milestones & Anticipated Revenues

Plankton Energy has achieved steady growth and consistent profitability over the past two fiscal years. Revenues increased from $14.9M in 2023 to $17.6M in 2024, primarily driven by contracting services in solar development. Gross income remained strong at $4.3M in 2024, reflecting effective cost management amid rising project volume.

Net income totaled $2.8M in 2023 and $2.2M in 2024, demonstrating the company's ability to deliver profitable growth while scaling operations. Total assets nearly doubled to $5.9M by year-end 2024, with notable growth in operational solar assets and long-term investments.

Looking ahead, Plankton anticipates continued revenue growth through the monetization of its solar development pipeline and the expansion of recurring income from energy production and asset management services. Over the next 12–18 months, the company expects to bring multiple community and commercial solar projects online and increase utilization of its long-term project financing facility.

Financial Projections

For fiscal year 2025, Plankton conservatively projects revenues in the range of $20–22M, consistent with historical growth trends. Gross margins are expected to remain stable around 25–27%, with net income holding steady or improving based on operating leverage and project execution.

Operating expenses are forecasted to rise modestly, reflecting increased headcount, legal, and compliance costs tied to scaling. However, overhead is expected to grow slower than revenue due to prior investments in internal systems and project delivery infrastructure.

Key assumptions include:

- Execution of contracted and in-progress solar projects

- Growth in recurring revenues from O&M and power purchase agreements

- Conservative pricing based on current market conditions

- Stable policy environment for tax credits and clean energy incentives

These projections are internal estimates and subject to risks typical of growth-stage clean energy businesses.

Liquidity and Capital Resources

As of December 31, 2024, Plankton held $689k in cash, up from $101k in 2023. The business generated $3.3M in cash from operations in 2024 and maintains a positive operating cash flow profile. Burn rate remains well below net income, signaling strong financial discipline.

The company holds a $1.54M secured term loan due in 2029, with quarterly principal repayments starting in mid-2025. Plankton has no outstanding revolving credit lines and all other liabilities—including payables and taxes—are current. There are no material delinquencies or covenant breaches..

Debt Schedule

As of year-end 2024, Plankton had no notes payable outstanding, and all short-term and long-term notes from prior years were fully repaid. The company's only long-term debt is the secured project finance loan referenced above.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investments. Investors must keep their information up to date with the Company during the life of the investment to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded concerning the company or its officers or directors.

Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.Once posted, the annual report may be found on the issuer's website.

The issuer must continue to comply with the ongoing reporting requirements until:
1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities under this part, at least one annual report under this section, and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities under this part, the annual reports required under this section for at least the three most recent year, and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business under state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risks

Fixed Return; Limited Upside Potential. These securities are structured as fixed-income **interest-only debt notes** with a stated annual rate of **8.5%** and a term of **up to 12 months**. Investors will not benefit from any potential equity upside or additional financial gains beyond the stated interest payments and principal repayment.

Credit and Execution Risk. Investor returns are dependent on the successful deployment and performance of the **Greenfield Community Solar project**, including the completion of installation and receipt of incentive payments. Delays in construction, interconnection, or equipment procurement may impair cash flow, potentially resulting in delayed or missed payments.

Collateral Risk. The notes are secured by a lien on project assets (including contracts, equipment, tax credit proceeds, and leasehold rights). However, in the event of a default, liquidation of these assets may not yield full repayment if their market value declines or if sale and recovery are delayed.

Reserve Account Risk. The Issuer is required to maintain a **Payment Reserve Account** equal to one quarterly interest payment. Failure to maintain this minimum balance may signal financial distress. While this reserve offers some protection, it does not guarantee repayment of the full loan amount.

Prepayment Risk. The Issuer may **prepay the loan at any time without penalty**. While this may reduce credit risk, early repayment would reduce expected interest income and limit yield in a low-rate environment.

Interest Rate Risk. These notes offer a **fixed rate of return**. If market interest rates rise, the relative value of this investment may decline. There is no secondary market for these notes, and early sale (where permitted) may result in a discount.

Liquidity Risk. These securities are **illiquid and not publicly traded**. Transfers are restricted by securities laws and require Issuer consent. Investors should be prepared to hold their investment until maturity.

Lack of Investor Control. Investors have no control over project decisions, project operators, or loan servicing. Climatize acts on behalf of investors in managing repayment and enforcing rights in the case of default.

Issuer & Operational Risks

Incentive & Regulatory Risk. Repayment of the loan partially relies on the receipt of government **grants, rebates, and tax credits**, which may be delayed or reduced due to regulatory changes or eligibility criteria. While these proceeds are pledged as collateral, changes in federal or state incentive programs could impact repayment capacity.

Financial Reporting Risk. The Issuer is not subject to public company reporting standards. While annual financial statements will be provided and Regulation Crowdfunding mandates ongoing reporting via Form C-AR, disclosures may be less frequent or comprehensive than those of publicly listed companies.

Servicing & Administrative Risk. Climatize, as the loan servicer and funding portal, will disburse payments and act on behalf of lenders in the event of default. Any error or failure in servicing may impact the timing or execution of payments.

Crowdfunding-Specific Risks

Speculative Nature. This is a speculative investment and should be viewed as high risk. Investors may lose part or all of their investment.

Resale Restrictions. You may not sell or transfer these securities for **at least one year**, and even after that, only under limited circumstances as allowed by securities law.

Cancellation Restrictions. Investment commitments may only be canceled within the **SEC-mandated cancellation window** (typically 48 hours before campaign closing).

Limited Disclosure & Oversight. Unlike public companies, this offering is not subject to quarterly reporting or real-time disclosures. Information available may be limited and unaudited.

Reliance on Key Individuals. The Issuer's success is partially dependent on its leadership team's ability to execute the project. Departure of key personnel or underperformance could impact the success of the investment.

No Tax Advice. No representation is made regarding the tax treatment of any investment. Consult a qualified tax professional before investing.

Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offering of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

500 bps of the actual Offering Amount raised, payable in full on the Funding Date with an annual servicing fee of 50 bps of the actual Offering Amount, for the Term of the Loan.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors who are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/). After you select to invest in the Climatize Platform, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain projects@climatize.earth notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed in to your Climatize Account to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours before the offering deadline, the funds will be released to the issuer upon closing of the offering, and the investor will receive Securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize Platform.
1. Go to the Home Page on the Climatize Platform
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment, Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via projects@climatize.earth, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment to the Offering will receive a notification via their projects@climatize.earth on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories outlined in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be enCEOd to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

Appendix 2 – Loan Amortization

The amortization schedule can be found below, in Table 2.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Funding Date.

Payment	Date	Interest Payment	Principal Payment	Total Payment	Remaining Balance
1	01/01/2026	$13,658.35	0	$13,658.35	$792,575.00
2	04/01/2026	$16,842.22	0	$16,842.22	$792,575.00
3	07/01/2026	$16,842.22	0	$16,842.22	$792,575.00
4	10/01/2026	$16,842.22	0	$16,842.22	$792,575.00
5	01/01/2027	$16,842.22	$792,575.00	$809,417.22	$0.00

Appendix 3 – Financial Statements

PLANKTON ENERGY LLC
FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2023 and 2024

Plankton Energy LLC

Financial Statements (Unaudited)

As of December 31, 2023 and 2024

Index to Reviewed Financial Statements

TABLE OF CONTENTS **Page**



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 21, 2025

The Management of
Plankton Energy LLC

155 Water Street,
Brooklyn, NY 11201

We have reviewed the accompanying balance sheet of Plankton Energy LLC (the company) as of December 31, 2023 and 2024, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Jul. 21, 2025

Certified Public Accountant, NH 08224
AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
amjad@aak-cpa.com

3

Plankton Energy LLC

Balance Sheet Statement (Unaudited)

As of December 31, 2023 and 2024

Balance Sheet	2023	2024
Cash at Bank	100,801	689,350
Accounts Receivable	-	212,103
Solar Assets - Under Development	562,884	362,768
Reserve	-	76,698
Current Assets	**663,685**	**1,340,919**
Non-Current Assets		
Notes Receivable	-	96,316
Solar Assets	1,663,882	3,240,606
Solar Assets Accumulated Depreciation	(127,539)	(289,569)
Organizational Costs	49,427	49,427
Amortization - Org Costs	(7,139)	(14,278)
Long Term Investment	1,090,162	1,475,425
Other Assets	8,081	-
Total Non-Current Assets	**2,676,875**	**4,557,926**
Total Assets	**3,340,560**	**5,898,845**
Liabilities		
Current Liabilities		
Accounts Payable	-	987,114
Credit Card Payable	14,449	21,475
Note Payable - Short term	19,450	-
Payroll Payables	64,374	100,702
Total Current Liabilities	**98,273**	**1,109,291**
Non-Current Liabilities		
Notes Payables	572,653	-
Loans	-	1,540,000
Total Non-Current Liabilities	**572,653**	**1,540,000**
Total Liabilities	**670,926**	**2,649,291**
Net Equity	**2,669,633**	**3,249,553**
Net Equity and Liabilities	**3,340,560**	**5,898,845**

The accompanying notes are an integral part of these financial statements

Plankton Energy LLC

Income Statement (Unaudited)

As of December 31, 2023 and 2024

	2023	2024
Revenues		
Contracting Services Revenue	14,634,751	17,515,193
Solar Asset Usage Revenue	306,666	97,268
Cost of Construction Services	(10,523,525)	(13,350,074)
Gross Income	**4,417,892**	**4,262,386**
Operating Expenses		
Payroll Expenses	794,933	1,072,017
Legal & Professional Services	86,190	203,787
Advertising & Marketing	20,930	43,126
Insurance	206,536	256,906
Repairs & Maintenance	68,314	68,232
Travel	94,520	86,283
Rent & Lease	52,641	90,998
Office Supplies & Software	55,278	63,962
Taxes & Licenses	35,787	70,849
Depreciation Expense	90,333	169,169
Other Expenses	19,312	26,113
Total Operating Expenses	**(1,524,773)**	**(2,151,440)**
Non-Operating Income (Expense)		
Investment Income	-	246,690
Interest Paid	(93,130)	(114,831)
Net Non-Operating Income (Loss)	**(93,130)**	**131,859**
Net Income	**2,799,989**	**2,242,804**

The accompanying notes are an integral part of these financial statements

Plankton Energy LLC

Statement of Changes in Equity (Unaudited)

As of December 31, 2023 and 2024

Equity	Contributions	Retained Earnings	Total
Opening Balance at 2023	(279,563)	447,918	168,355
Net Income 2023	-	2,799,989	2,968,344
Owners Contributions 2023	(298,711)	-	2,669,633
Ending Balance 2023	**(578,274)**	**3,247,907**	**2,669,633**
Net Income 2024	-	2,242,804	4,912,438
Owners Contributions 2024	(1,662,884)	-	3,249,553
Ending Balance 2024	**(2,241,158)**	**5,490,711**	**3,249,553**

The accompanying notes are an integral part of these financial statements

Plankton Energy LLC

Statement of Cash Flow (Unaudited)

As of December 31, 2023 and 2024

	2023	2024
Operating Activities		
Net Income	2,799,989	2,242,804
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Change in Receivables	-	(308,418)
Change in Solar Development Assets	(434,754)	200,116
Change in Cash Reserve	-	(76,698)
Depreciation & Amortization	90,333	169,169
Change in AP	-	987,114
Change in Other Payables	8,952	43,355
Cash from Operating Activities	**2,464,520**	**3,257,441**
Investing Activities		
Change in Solar Assets	(1,107,543)	(1,576,724)
Change in Long Term Investments	(1,000,840)	(385,263)
Change in Other Assets	(49,427)	8,081
Cash Used in Investing Activities	**(2,157,810)**	**(1,953,905)**
Financing Activities		
Notes Payables & Loans	70,228	947,897
Owner's Pay & Personal Expenses	(298,711)	(1,662,884)
Cash From Financing Activities	**(228,483)**	**(714,988)**
Change in Cash	78,227	588,549
Cash at Beginning of Period	22,574	100,801
Cash Ending Balance	100,801	689,350

The accompanying notes are an integral part of these financial statements

Plankton Energy LLC

Notes to the Financial Statements (Unaudited)

As of December 31, 2023 and 2024

1. DESCRIPTION OF THE BUSINESS

Plankton Energy LLC (the company) was formed on August 31, 2017 in the New York State. Plankton Energy is a vertically integrated clean energy company specializing in the development, installation, ownership, and operation of distributed solar energy systems.

Plankton Energy positions itself as both a clean energy provider and long-term asset operator, with an experienced leadership team responsible for advancing over one gigawatt of renewable energy projects. The business serves clients across the commercial real estate, industrial, and institutional sectors with a strong emphasis on economic performance and environmental impact.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4. Income Taxes

Plankton Energy LLC is treated as a partnership for federal income tax purposes. As such, the Company does not pay federal income taxes at the entity level. Instead, its taxable income or loss is passed through to the members and reported on their individual income tax returns.

Plankton Energy LLC

Notes to the Financial Statements (Unaudited)

As of December 31, 2023 and 2024

3.   REVENUES

Plankton Energy LLC generates revenue from two primary sources:

1. Contracting Services Revenue

The Company earns its primary revenue from the design, development, and installation of commercial solar energy systems for third-party clients. These contracts typically include multiple performance obligations, such as:

- Site analysis and system design
- Engineering and permitting
- Procurement and installation of solar components
- Interconnection and commissioning

Revenue from contracting services is recognized over time using the cost-to-cost input method under ASC 606 – Revenue from Contracts with Customers. This method best reflects the transfer of control to the customer as work progresses. Revenue is measured based on the ratio of actual costs incurred to estimated total project costs. Contract assets and liabilities are recognized accordingly as Cost in Excess of Billings or Billings in Excess of Cost, depending on the billing status relative to work performed.

Management reviews project budgets regularly and updates estimates as needed. Changes in project scope, cost estimates, or contract terms are reflected in revenue recognition as they occur.

2. Solar Asset Usage Revenue

In addition to contracting services, the Company owns and operates certain solar energy systems and generates recurring revenue from energy usage fees paid by end customers under Power Purchase Agreements (PPAs) or similar long-term arrangements. These arrangements typically involve the customer paying a fixed or variable rate per kilowatt-hour (kWh) for energy generated by the Company's solar systems.

This revenue is recognized over time as electricity is generated and delivered to the customer, which represents satisfaction of the Company's performance obligation under ASC 840/842 or ASC 606, depending on the structure of the agreement. The Company retains ownership of the solar assets and is responsible for operations and maintenance.

4.   ACCOUNTS RECEIVABLES

Accounts receivable represents amounts due from customers arising from the Company's normal business activities. As of December 31, 2024, the balance was $212,103, while no receivables were outstanding as of December 31, 2023.

Plankton Energy LLC

Notes to the Financial Statements (Unaudited)

As of December 31, 2023 and 2024

Management has reviewed the outstanding balances and, based on the Company's customer relationships, historical collection experience, and current information, believes that all amounts are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded as of the reporting date.

5. NOTE RECEIVABLE

As of December 31, 2024, the Company reported a receivable balance of $96,316 note. This amount represents funds advanced under a formal agreement with a third party. The note is non-trade in nature, and management expects it to be collected in full.

The note is classified as a non-current asset based on its expected collection date. Management has evaluated the collectability of the balance and determined that no allowance for doubtful accounts is necessary as of year-end.

6. FIXED ASSETS AND ACCUMULATED DEPRECIATION

The Company's fixed assets primarily consist of solar energy systems, which are reported in two stages: Solar Assets – Under Development and Solar Assets – In Service.

Costs related to design, engineering, permitting, procurement, and construction are initially capitalized as Solar Assets – Under Development. Once a system is completed and commissioned, it is reclassified to Solar Assets and placed in service.

Depreciation is calculated on a straight-line basis over 20 years, which represents management's estimate of the useful life of the solar energy systems. Depreciation begins when the asset is placed into service, and accumulated depreciation is recorded accordingly.

The following table summarizes solar asset activity:

Description	2023	2024
Solar Assets – In Service	$1,663,882	$3,240,606
Accumulated Depreciation	(127,539)	(289,569)
Net Solar Assets	**$1,536,343**	**$2,951,037**
Solar Assets – Under Development	$562,884	$362,768

Plankton Energy LLC

Notes to the Financial Statements (Unaudited)

As of December 31, 2023 and 2024

7.   LONG TERM INVESTMENT

The Company has made long-term equity investments in entities involved in the development and operation of renewable energy projects. These investments are strategic in nature and support the Company's mission to expand its presence in the renewable energy sector. Management does not intend to dispose of these investments in the foreseeable future.

In accordance with ASC 321 – Investments in Equity Securities, these investments do not have a readily determinable fair value and are therefore measured at cost, less any impairment, and plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company evaluates these investments for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

As of December 31, 2023 and 2024, the carrying value of long-term investments was $1,090,162 and $1,475,425, respectively. For the year ended December 31, 2024, the Company recognized investment income of $246,690, reported as non-operating income. Based on its impairment analysis as of December 31, 2023 and 2024, management concluded that no impairment indicators existed and that the carrying values of the investments were recoverable.

8.   ACCOUNTS PAYABLES

As of December 31, 2024, the Company reported accounts payable of $987,114, related to amounts due to suppliers, contractors, and service providers for goods and services purchased on credit. There was no accounts payable balance as of December 31, 2023, as all vendor obligations had been paid by year-end.

The increase in 2024 reflects a shift toward greater use of credit terms with vendors as the Company scaled its operations. All payables are current and expected to be settled within standard payment terms.

9.   NOTES PAYABLES

As of December 31, 2023, the Company had a total notes payable balance of $592,103, consisting of $19,450 in short-term notes and $572,653 in long-term notes. These notes were used to support the Company's working capital needs and vendor financing arrangements.

All notes were repaid during 2024, and there were no outstanding notes payable as of December 31, 2024.

Plankton Energy LLC

Notes to the Financial Statements (Unaudited)

As of December 31, 2023 and 2024

10. LOAN PAYABLE

As of December 31, 2024, the Company had a loan payable of $1,540,000 related to a secured financing agreement with Phytoplankton Massachusetts Solar LLC, executed on April 18, 2024. No loan balance was outstanding as of December 31, 2023.

This loan was structured as a Delayed Draw Term Loan under an agreement with RSF Social Investment Fund, Inc., with a fixed interest rate of 7.0% per annum and a scheduled maturity date of April 18, 2029. Principal repayments begin on July 1, 2025, and continue quarterly. The loan is secured by certain project-related assets and includes standard financial covenants and reporting requirements.

The proceeds are being used to support the development and construction of solar energy projects. As of year-end 2024, the Company was in full compliance with all loan terms, and no defaults or covenant breaches had occurred.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events as of the date of this report on which the financial statements were available to be issued. Based on this evaluation, no events or transactions have occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.

12. NET EQUITY

Net equity includes cumulative owner contributions and retained earnings since inception. For the years ended December 31, 2023 and 2024, the Company recorded net owner withdrawals of $298,711 and $1,662,884, respectively.

Appendix 4 – Material Information

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Greenfield Community Solar

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Greenfield Community Solar

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We're bringing clean energy to more people with this 295 kW community solar project in Greenfield, MA. Built with domestic content and supported by the Massachusetts SMART program, it allows households without rooftop access to benefit from solar savings.

The system is expected to generate 372,000 kWh annually, avoiding 264 metric tons of CO_2 each year, the equivalent of eliminating 659,000 miles of gas-powered driving

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At Plankton, we're not just building solar, we're reshaping how communities access it. This project reflects our commitment to high-quality, community–first energy solutions with real environmental and financial impact.

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Plankton Energy

At Plankton, we help clients unlock financial and environmental value through tailored commercial solar solutions. Every property and ownership structure is different, so we craft portfolio-wide strategies that maximize both savings and sustainability.

Since our founding in 2018, our team of experts in development, engineering, construction, and finance, has developed over a gigawatt of clean energy projects and deployed solar across 85 commercial properties.

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Daniel Giuffrida
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Nik Mittal
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12-month, interest-only loan with an 8.5% annual fixed interest rate. Investors receive quarterly interest payments on January 1, April 1, July 1, and October 1.

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12-month, interest-only loan with an 8.5% annual fixed interest rate. Investors receive quarterly interest payments on January 1, April 1, July 1, and October 1.

At maturity, a final lump-sum payment includes all remaining interest and full principal repayment.

The loan is secured by a lien on project assets and may be prepaid without penalty.

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